EXHIBIT 99.1

GENERAL FINANCE CORPORATION

Investor Presentation │ Through Third Quarter Ended March 31, 2013








GeneralFINANCE
C O R P O R A T I O N

NASDAQ: GFN

Forward-Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the U.S. Securities and Exchange Commission.

GeneralFINANCE
C O R P O R A T I O N

Presenters

Ronald R. Valenta
President and CEO

- CEO since inception in 2006
- Founder and CEO of Mobile Services Group, Inc. from 1988 to 2003
- Founding Director of National Portable Storage Association
- Previously with Public Storage, Inc. and Arthur Andersen Co.

Charles E. Barrantes
Executive VP and CFO

- CFO since 2006
- Previously CFO of Royce Medical Company and CFO of Earl Scheib, Inc.
- Previously with Arthur Andersen Co.

GeneralFINANCE
C O R P O R A T I O N

General Finance at a Glance

- The parent company of businesses in the mobile storage, modular space and liquid containment industries (portable services)

- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries

- Ownership in leading providers of mobile storage and modular space businesses
  - Over 50 ownership of Royal Wolf Holdings Ltd.
  - 100 ownership of Pac-Van, Inc.

- 90 ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks

- TTM (3/31/13) consolidated revenue of $235.8 million; consolidated adjusted EBITDA of $51.9 million*







* Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix



GFN: Investment Highlights

- Seasoned and proven management in portable services industry

- Established branch networks and high quality lease fleet provide attractive expansion platform

- Strong financial performance driven by increases in fleet utilization and pricing

- Diversified customer base and emphasis on recurring lease revenues limits risk

- Businesses generate attractive cash flows prior to fleet expansion investment

- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

- Current valuation offers attractive entry point with clear and compelling upside opportunity

Additional Key Members of Senior Management

Corporate:

Jeffrey A. Kluckman
Executive VP, Business Development

15+ year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (nasdaq: MINI); similar positions with mobile storage group, Inc. (acquired by mobile mini in 2008), RSC equipment rental, Inc. (nyse: RRR)

Pac –Van:

Ted Mourouzis
President and COO

15+ years with Pac-van, 14 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University

Royal Wolf:

Robert Allan
Chief Executive Officer

30+ years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; group general manager of IPS Logistics Pty Ltd; Regional Director of Triton International

Twelve additional senior managers, each with at least ten years of experience in their respective fields of equipment leasing, operations, accounting, finance, legal, sales, and manufacturing.

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C O R P O R A T I O N

Our Products

Storage Containers



- New and used shipping containers that provide a flexible, low cost alternative to warehousing

- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.

- Key end markets include:
  - Construction
  - Commercial
  - Industrial

Fleet Units (3/31/13): 32,901

Freight Containers



- Specifically designed containers for transport of products by road and rail

- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.

- Key end markets include:
  - Distribution & Logistics
  - Moving & Transportation
  - Road & Rail

Fleet Units (3/31/13): 10,017

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CORPORATION

Our Products

Portable Building Containers



- Modified or specifically-manufactured containers that provide self contained office space of living space

- Applications include offices, lunch rooms, change rooms, first aid rooms and shower rooms

- Key end markets include:
  - Mining
  - Construction
  - Events

Fleet Units (3/31/13): 5,346

Mobile Offices



- Re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles

- Offices can be configured according to individual requirements, with units ranging from 10ft to 40ft in length

- Key end markets include:
  - Construction
  - Government
  - Events

Fleet Units (3/31/13): 4,728

General FINANCE CORPORATION

Our Products

Modular Buildings



- Manufactured buildings that provide customers with temporary or semi-permanent additional space

- Buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized

- Key end markets include:
  - Commercial
  - Institutional
  - Government

Liquid Containment



- Portable liquid storage tank containers ("frac tanks") are manufactured steel containers with fixed steel axles for transport

- Products typically include features such as guardrails, safety stairways, multiple entry ways, a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines

- Key end markets include:
  - Oil and Gas exploration
  - Chemical and Industrial
  - Environmental remediation
  - Wastewater treatment

Fleet Units (3/31/13): 981

Fleet Units (3/31/13): 311

General FINANCE
CORPORATION

Diversified Customer Base

Pac-Van Customer Segments
(YTD FY 2013)



Other 3%
Retail 5%
Govt. 6%
Education 3%
Services 7%
Commercial 16%
Construction 34%
Industrial 14%
Mining & Energy 12%

Royal Wolf Customer Segments
(YTD FY 2013)



Manufacturing 7%
Consumer 15%
Retail 8%
Other 17%
Building & Construction 17%
Resources 18%
Moving & Transportation 18%

General Finance serves over 28,000 customers in over 20 industries






General FINANCE CORPORATION

Focus On Lease Fleet Growth and Utilization



Capital investment is focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

GeneralFINANCE
CORPORATION

Pac-Van Overview

- Leases and sells portable storage, liquid storage tank, and office containers; mobile offices; modular buildings

- Focus on increased market penetration in container products

- Pursue accretive acquisitions that will expand branch network and geographic footprint

- TTM 3/31/13 revenues of $70.7 million

- TTM adjusted EBITDA of $13.8 million*, up 21% from TTM 3/31/12

   

* Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

General FINANCE CORPORATION

Pac-Van's Network and Fleet

- 29 branches in 18 states in the U.S. and 1 province in Canada
- Total lease fleet of over 14,500 units
- Highly fragmented portable storage container market in the U.S. and Canada





Distribution by Units
(At March 31, 2013)

Tank containers 2%

Office containers 10%

Mobile offices 32%

Modular buildings 7%

Portable storage containers 49%

General**FINANCE** CORPORATION

Pac-Van Financial Summary



Pac-Van's post recession performance continuing to improve

- FY 2012 Adjusted EBITDA is up 14% from the FY 2011 trough
- Leasing revenues have been higher on a year over year basis for the last ten quarters
- Quarterly average number of new leases and average index (mix adjusted) pricing have each increased on a year over year basis for eleven consecutive quarters

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C O R P O R A T I O N

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Royal Wolf Overview

- Leases and sells portable storage and freight containers; portable buildings
- Largest branch network and fleet throughout australia and new zealand with a leading market share in excess of 35
- 94 unique container products offered across 3 product areas
- National accounts capabilities to service large multi-region customers
- Completed 12 acquisitions over the past 5 years
- TTM (3/31/13) revenues of US$152.1 million
- TTM adjusted EBITDA of US$42.3 million*
- EBITDA CAGR of 32% from FY 2006 to FY 2012

   

* Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Royal Wolf' Network and Fleet

- 19 branches in Australia and 7 branches in New Zealand
- Total lease fleet of over 39,700 units
- Largest lease fleet in Australia and New Zealand



Distribution by Units
(At March 31, 2013)



Freight Containers 25%

Portable Buildings 10%

Portable storage containers 65%

Royal Wolf Financial Summary



- EBITDA CAGR of 32% (FY2006 to FY2012)

- Margin expansion to 26.3% from 10.5% (FY2006 to FY2012)

- Margin expansion the result of higher percentage of leasing and higher margin products

GeneralFINANCE CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Southern Frac LLC at a Glance

- A portable liquid storage tank container manufacturer based in Texas

- 90% interest; stand-alone subsidiary of GFN

- Attractive economics

- Steady flow of supply and ongoing source of leasing referrals for Pac-Van

- Provider for new and existing end markets
  - Chemical and Industrial
  - Environmental remediation
  - Oil & Gas exploration
  - Wastewater treatment
  - Waste management

- YTD FY13 Highlights
  - Sales to external customers of $13.0 million
  - Adjusted EBITDA loss of $0.4 million





General FINANCE
C O R P O R A T I O N

Capital Structure as of 3/31/13

	GFN	Royal Wolf	Pac-Van	Southern Frac
Consolidated cash	• $2.7 million			
Debt		• $108.1 million outstanding on $128.9 million senior credit facility[1] • $0.2 million other debt	• $96.2 million outstanding on $110.0 million senior credit facility[2] • $0.6 million other debt	• $5.1 million outstanding on $15.0 million senior credit facility • $1.3 million mortgage • $1.4 million seller note
Common equity	• 22.2 million shares outstanding	• 100.4 million shares outstanding • Over 50% of shares owned by General Finance	• 100.0% owned by General Finance	• 90.0% owned by General Finance
Warrants	• Equivalent of 2.0 million shares at exercise price of $4.00 per share			
Cumulative preferred stock	• $1.4 million			

On May 17, 2013, the Company completed a public offering of $35 million of 9.00% Series C Cumulative redeemable perpetual preferred stock.

[1] *Royal wolf figures are translated into U.S. Dollars based on 1.042 AUD/USD as of 3/31/13*
[2] *Pac-van's credit facility, subject to certain conditions, could be increased by $10 million.*

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C O R P O R A T I O N

Consolidated Financial Summary

Financial highlights (3Q fiscal year 2013 versus 3Q fiscal year 2012):

- Increased leasing revenues by 15% to $31.5 million
- Increased adjusted EBITDA by 6% to $13.2 million
- Net income attributable to common shareholders was $0.7 million, or $0.03 per share
- Total unit lease fleet utilization was 79% at quarter end



Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

GFN Valuation Analysis

NASDAQ: GFN

Recent share price	$4.
Value	Derived by combining value of operating subsidiaries and value of holding company structure
Royal Wolf ownership	GFN' ownership interest in royal wolf is worth approximately $154 million or $6.74 per diluted share of GFN
GFN market capitalization	$99 million
Discount	US investors applying a substantial negative value to GFN' ownership in north american subsidiaries

Significant value discount applied when calculating value utilizing "sum of the parts" valuation

General FINANCE
CORPORATION

Key Investment Considerations

- Seasoned and proven expertise in portable services industry

- Both Royal Wolf and Pac-Van positioned for long-term growth and increased profitability

- Strong financial performance driven by increases in fleet utilization and pricing

- Diversified customer base and emphasis on recurring lease revenues limits risk

- Businesses generate attractive cash flows prior to fleet expansion investment

- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

- Current valuation offers attractive entry point with clear and compelling upside opportunity

generalFINANCE CORPORATION

Contacts

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
+1 626.584.9722 x1007



Larry Clark, CFA
Senior Vice President
Financial Profiles, Inc.
+1 310.478.2700 x29
lclark@finprofiles.com



GeneralFINANCE
CORPORATION

Appendix

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units.

General FINANCE
C O R P O R A T I O N

Reconciliation of consolidated adjusted EBITDA

(in thousands)

	Year Ended June 30,			Nine Months Ended March 31,		TTM March 31,
	2010	2011	2012	2012	2013	2013
Net income (loss)	($8,956)	($8,858)	$8,742	$7,176	$9,121	$10,687
Add --						
Provision (benefit) for income taxes	(1,261)	2,958	5,360	4,401	5,591	6,550
Foreign currency exchange gain and other	(1,948)	(4,125)	(443)	(899)	(583)	(127)
Interest expense	15,974	20,293	12,743	8,900	8,604	12,447
Interest income	(234)	(487)	(157)	(141)	(43)	(59)
Depreciation and amortization	19,619	19,165	18,924	14,144	16,406	21,186
Impairment of goodwill	7,633	5,858	---	---	---	---
Share-based compensation expense	629	693	901	654	968	1,215
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---
Adjusted EBITDA	$31,456	$37,979	$46,070	$34,235	$40,064	$51,899

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Operating Unit adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,			Nine Months Ended March 31,		TTM March 31,
	2010	**2011**	**2012**	**2012**	**2013**	**2013**
Operating income	($1,496)	($1,535)	$5,881	$4,518	$6,238	$7,601
Add --						
Depreciation and amortization	6,440	6,023	5,789	4,307	4,460	5,942
Impairment of goodwill	7,633	5,858	---	---	---	---
Share-based compensation expense	165	94	197	148	183	232
Adjusted EBITDA	$12,742	$10,440	$11,867	$8,973	$10,881	$13,775

General FINANCE
CORPORATION

Reconciliation of Operating Unit adjusted EBITDA – Royal Wolf

(A$ in thousands)

	Year Ended June 30,			Nine Months Ended March 31,		TTM March 31,
	2010	2011	2012	2012	2013	2013
Operating income	$9,014	$14,336	$23,185	$16,654	$19,405	$25,936
Add --						
Depreciation and amortization	14,925	13,262	12,704	9,446	11,088	14,346
Impairment of goodwill	---	---	---	---	---	---
Share-based compensation expense	126	143	297	203	413	507
Additional share-based and cash bonus expenses related to IPO	---	2,320	---	---	---	---
Adjusted EBITDA	$24,065	$30,061	$36,186	$26,303	$30,906	$40,789

General FINANCE
CORPORATION

Reconciliation of Operating Unit adjusted EBITDA – Southern Frac

(in thousands)

	Nine Months Ended March 31,	
	2012	**2013**
Operating income	---	($822)
Add --		
Depreciation and amortization	---	419
Impairment of goodwill	---	---
Share-based compensation expense	---	10
Adjusted EBITDA	---	($393)

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